NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

1. **Organization and Business**

   NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC").   The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

   The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds including the MainStay Funds, IndexIQ ETFs and their mutual fund, and a number of the Private Advisors Funds pursuant to various distribution agreements with the funds.   The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is electing exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Section k(1).

2. **Basis of Presentation**

   The accompanying financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

3. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash Equivalents
   Investments with remaining maturities of three months or less at the date of purchase are considered cash equivalents.

   Investments
   The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value, as reported.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with the sales of shares of Class B and Class C affiliated mutual funds are capitalized as deferred sales commissions, and amortized on a straight line basis over a six, four, or one year period, representing the periods during which commissions are generally recovered from redemption Contingent Deferred Sales Charges ("CDSC") fees and 12b-1. The Company's analysis indicated that no impairment had occurred and as a result no change to the carrying amount was required. Deferred sales commissions are included in deferred distribution costs in the accompanying Statement of Financial Condition.

Deferred Distribution Costs
Certain mutual fund distribution costs, principally commissions paid to brokers, are capitalized when paid and amortized over four to six years. Fees that contractually recoup the deferred costs, primarily 12b-1 fees, are received over a six to eight year period.

Other Assets
Other assets consist primarily of prepaid commissions with the Company's Administrator, Boston Financial Data Services and payments made to FINRA for Registered Representative licensing fees.

Distribution, Service, and Redemption Fee Revenues
The Company earns distribution, service and redemption "CDSC" fees pursuant to the terms of various agreements with several affiliated mutual funds, as well as unaffiliated fund families, to reimburse the Company for the costs of marketing and selling fund shares and servicing funds. The fees are generally determined as a percentage of the client assets outstanding and include amounts earned from providing shareholder servicing, including recordkeeping or administration. CDSC fees received from shareholders of affiliated mutual funds upon redemption of their shares are recorded as revenue as of the trade date of the related mutual fund share redemption. At December 31, 2015, amounts receivable under these agreements was $256 and is included in receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

Other Fees
Other fee income consists of platform fees from our affiliate NYLIM Service Company LLC ("NYLIM Services"), from affiliated mutual funds.

Commissions and Network Fees Expenses
When the Company enters into arrangements with broker-dealers or other third parties to sell or market affiliated mutual fund shares, commissions, trails, and shareholder administrative service costs are accrued when incurred and are included in either Commissions or Network fees in the accompanying Statement of Operations. Amounts paid and owed to related parties are described in Note 7 – Related Party Transactions.

Service fees from Affiliates
Affiliated service fees are recorded as incurred based on the terms of the individual agreements with affiliates, as described in Note 7– Related Party transactions.

Income Taxes

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to its parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated amount the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax impact of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown and includes potential future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

Fair Value Measurements
For fair values of various assets refer to Note 6 – Fair Value Measurements.

4.   **Business Risks and Uncertainties**

Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets.

The Company relies on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company has policies, procedures, automation and backup plans and

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

facilities designed to prevent or limit the effect of failure; its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond its control. The failure of the Company's computer systems for any reason could disrupt its operations, result in the loss of customer business and adversely impact its profitability.

5. **Recent Accounting Pronouncements**

    Adoption of New Accounting Pronouncements

    Effective January 1, 2015, the Company early adopted new guidance that eliminates the requirement for an acquirer in a business combination to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The adoption was applied on prospective basis and did not have an impact on the Company's financial statement.

    Future Adoption of New Accounting Pronouncements

    In January 2016, the FASB issued updated guidance that changes the rules regarding recognition and measurement of financial assets and financial liabilities. Amongst other changes, the new guidance eliminates the current classification of the equity securities as trading or available-for-sale and requires that an entity reports all equity securities (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) at fair value with changes in fair value recognized in income. The new standard is effective on January 1, 2018 and requires a cumulative effective adjustment to be recorded for the impact on adoption. This will not have an impact on its financial statement.

    In May 2015, the FASB issued updated guidance on fair value measurement disclosures for investments in certain entities that calculate net asset value ("NAV") per share. The new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient, as well as the requirement of certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. The guidance is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. A retrospective adoption of the guidance is required. The Company plans to adopt the guidance on its required effective date of January 1, 2016, this will not have an impact on its financial statement.

6. **Fair Value Measurements**

    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets and liabilities in an active market. Active markets are defined as a market which many transactions occur with sufficient frequency and volume to provide pricing information on an Ongoing basis.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values

The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publically available prices are first sought from third-party pricing services. The Company has investments in affiliated mutual funds which are priced daily with publicly available NAV. The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2015:

	2015			
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds	$ 17,988	$ -	$ -	$ 17,988
Cash Equivalents	$ -	$ 48,899	$ -	$ 48,899
Total assets accounted for at fair value on a recurring basis	$ 17,988	$ 48,899	$ -	$ 66,887

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are valued using unadjusted quoted prices in active markets that are readily and regularly available and are classified as Level 1.

Cash Equivalents

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

These include Treasury bills, commercial paper and other highly liquid instruments. These instruments are classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Transfers between levels
During the year ended December 31, 2015, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year. These transfers are assessed at the end of each year.

Non-recurring Fair Value Measurements
The Company may be required, from time to time, to measure certain other assets at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2015, the Company did not have any assets measured at fair value on a non-recurring basis.

The Company's financial instruments that are not recorded at fair value include deferred distribution assets, receivables and payables, and the estimated fair values of these assets and liabilities approximate carrying value as they are short term in nature.

7. **Related Party Transactions**

The Company continues to be dependent on funding from Holdings to finance its various operations. Funds received have been recorded as Capital contributions on the Statement of Changes in Member's Equity. A 14 month capital contribution commitment in the amount of $95,000 was approved by the Sole Member of NYLIM Holdings LLC on October 31, 2015 covering the periods of January 1, 2016 through February 28, 2017.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. Accrued expenses associated with these agreements were $43,077 and are included in Payable to affiliates in the accompanying Statement of Financial Condition.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds including, MainStay Funds, MainStay VP Funds Trust (the "VP Funds"), MainStay Funds Trust, Private Advisors Alternative Strategies Fund, and Private Advisors Alternative Strategies Master Fund. As distributor of the VP Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the funds.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain funds under each of the Plans. At December 31, 2015, amounts receivable under these agreements were $3,226 and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company also receives a service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain funds as compensation for services rendered to shareholders of the funds and the maintenance of shareholder accounts. At December 31, 2015, amounts receivable under these agreements were $4,776, and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives an initial sales charge on sales of certain fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment.   At December 31, 2015, amounts receivable under these agreements were $424, and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives a service fee at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC.   At December 31, 2015 the amounts accrued under this agreement were $3,202 and is included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

In connection with agreements with certain financial intermediaries, the Company receives from NYLIM Services, an affiliate, a fee attributable to that portion of the administrative and support fees charged to the funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The Company recorded a receivable of $484 at December 31, 2015 and is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay"), and GoldPoint Partners LLC, affiliates, the Company pays for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. At December 31, 2015, the Company recorded a receivable from MacKay for $152 and is included in Receivable from affiliated mutual funds, and a payable to MacKay Shields of $28 included in Payable to affiliates in the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company entered into a soliciting dealer agreement whereby the Company pays Securities a commission for sales of the Funds' shares by registered representatives of Securities. At December 31, 2015, the Company capitalized $3,294 of these commissions and they are included in Deferred distribution costs, net of accumulated amortization in the accompanying Statement of Financial Condition.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

A summary of the components of the related party transactions for the year ended December 31, 2015, included in the accompanying Statement of Financial Condition are as follows:

Payable to Affiliates

New York Life Investments Management LLC	39,176
New York Life Insurance and Annuity Corporation	3,200
NYLIFE Securities LLC	1,990
New York Life Insurance Company	672
Mackay Shields LLC	28
Total	$ 45,066

On April 13, 2015, NYL Investments LLC closed on the sale of New York Life Retirement Plan Services ("RPS") to John Hancock Financial, the U.S. division of Manulife Financial Corporation. Prior to the sale, the Company provided services to unaffiliated mutual funds that were investment options in employee benefit plans administered by RPS. After the sale, the Company will continue to provide custodian services for the IRAs offered in connection with the MainStay Funds, as well as trustee services for collective investment trusts; and structured settlement trusts.

8. **Taxes**

Pursuant to the tax allocation agreement (see Note 3- Summary of Significant Accounting Policies), as of December 31, 2015, the Company recorded an income tax receivable from NYLIC of $1,864.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided. The components of the net deferred tax liability reported as of December 31, 2015 are attributable to the following temporary differences:

Deferred tax assets:	
Depreciation	12
Gross deferred tax asset	12
Deferred tax liabilities:	
Deferred distribution costs - B Shares	(4,223)
Unrealized Investment gain	807
Gross deferred tax liability	(3,415)
Net deferred tax liability	(3,403)

As of December 31, 2015, the Company had no federal net operating or capital loss carry forwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely examined by the Internal Revenue Service and provisions are made in the financial

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2015

(In thousands)

statements in anticipation of results of these audits. The IRS has completed audits through 2007 and tax years 2008 through 2010 are currently with the IRS Office of Appeals.

The Company did not have any uncertain tax positions as of December 31, 2015.

9.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250. At December 31, 2015, the Company had net capital, as defined under such rules, of $19,492 which was $19,242 in excess of its required net capital of $250.

10.   Subsequent Events

Pursuant to a Plan of Reorganization, the MainStay Marketfield Fund, a series of the MainStay Funds Trust, will be reorganized into the Marketfield Fund, a newly created series of the Trust for Professional Managers ("TPM"), an open-end registered management investment company not affiliated with New York Life. The reorganization is subject to approval of the shareholders of the Marketfield Fund and is scheduled to occur on or about March 23, 2016.